VIA EDGAR

December 19, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	The Republic of Korea

Registration Statement Under Schedule B

U.S. Securities and Exchange Commission File No. 333-214726

Ladies and Gentlemen:

The Republic of Korea (the “Republic”) hereby requests that the effectiveness of the Republic’s Registration Statement under Schedule B of the Securities Act of 1933, as amended (File No. 333-214726), as initially filed with the Securities and Exchange Commission on November 21, 2016 and as amended by Amendment No. 1 on December 13, 2016, be accelerated so that it shall become effective at 3:00 P.M. on December 21, 2016, or as soon thereafter as practicable.

Very truly yours,

THE REPUBLIC OF KOREA

By:	IL HO YOO
Minister of Strategy and Finance

By:	/s/ KUNIL HWANG
KUNIL HWANG
(Attorney-in-fact)